                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            Tele-Communications, Inc.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)
1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")
7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")

-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
1.    Series A TCI Group Common Stock:                               87924V101
2.    Series B TCI Group Common Stock:                               87924V200
3.    Series A Liberty Media Group Common Stock:                     87924V507
4.    Series B Liberty Media Group Common Stock:                     87924V606
5.    Series A Ventures Group Common Stock:                          87924V887
6.    Series B Ventures Group Common Stock:                          87924V879
7.    Class B Preferred Stock:                                       87924V309
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)
                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
-------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)
                                 January 5, 1998
-------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Series A TCI Group Common Stock:                                                                          87924V101
Series B TCI Group Common Stock:                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                87924V606
Series A Ventures Group Common Stock:                                                                     87924V887
Series B Ventures Group Common Stock:                                                                     87924V879
Class B Preferred Stock:                                                                                  87924V309
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Gary Magness
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) / /
                  (b) /x/
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          BK
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
             5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
             6) Citizenship or Place of Organization          U.S.A.
---------------------------------------------------------------------------------------------------------------------
------------------ --------------------------------------------------------------------------------------------------
Number of Shares   7) Sole Voting Power           Series A TCI Group Common Stock                         593,147(1)
  Beneficially                                    Series B TCI Group Common Stock                         575,824(2)
  Owned by Each                                   Series A Liberty Media Group Common Stock               438,583(1)
Reporting Person                                  Series B Liberty Media Group Common Stock               281,197(2)
      With                                        Series A Ventures Group Common Stock                    560,175(1)
                                                  Series B Ventures Group Common Stock                    317,547(2)
                                                  Class B Preferred Stock                                   2,098(2)
------------------ --------------------------------------------------------------------------------------------------
------------------ --------------------------------------------------------------------------------------------------
                   8) Shared Voting Power         Series A TCI Group Common Stock                      14,206,616(1)
                                                  Series B TCI Group Common Stock                      14,206,616(2)
                                                  Series A Liberty Media Group Common Stock            18,037,921(1)
                                                  Series B Liberty Media Group Common Stock            11,454,693(2)
                                                  Series A Ventures Group Common Stock                 12,034,298(1)
                                                  Series B Ventures Group Common Stock                 12,034,298(2)
                                                  Class B Preferred Stock                                 125,000(2)
------------------ --------------------------------------------------------------------------------------------------
------------------ --------------------------------------------------------------------------------------------------
                   9) Sole Dispositive Power      Series A TCI Group Common Stock                         593,147(1)
                                                  Series B TCI Group Common Stock                         575,824(2)
                                                  Series A Liberty Media Group Common Stock               438,583(1)
                                                  Series B Liberty Media Group Common Stock               281,197(2)
                                                  Series A Ventures Group Common Stock                    560,175(1)
                                                  Series B Ventures Group Common Stock                    317,547(2)
                                                  Class B Preferred Stock                                   2,098(2)
------------------ --------------------------------------------------------------------------------------------------
------------------ --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power   Series A TCI Group Common Stock                      14,206,616(1)
                                                  Series B TCI Group Common Stock                      14,206,616(2)
                                                  Series A Liberty Media Group Common Stock            18,037,921(1)
                                                  Series B Liberty Media Group Common Stock            11,454,693(2)
                                                  Series A Ventures Group Common Stock                 12,034,298(1)
                                                  Series B Ventures Group Common Stock                 12,034,298(2)
                                                  Class B Preferred Stock                                 125,000(2)
------------------ --------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                  11)Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 Series A TCI Group Common Stock                      14,799,763(1)
                                                 Series B TCI Group Common Stock                      14,782,440(2)
                                                 Series A Liberty Media Group Common Stock            18,476,504(1)
                                                 Series B Liberty Media Group Common Stock            11,735,890(2)
                                                 Series A Ventures Group Common Stock                 12,594,473(1)
                                                 Series B Ventures Group Common Stock                 12,351,845(2)
                                                 Class B Preferred Stock                                 127,098(2)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                 / /
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  3.1% of Series A TCI Group Common Stock
                  30.7% of Series B TCI Group Common Stock
                  5.7% of Series A Liberty Media Group Common Stock
                  37.0% of Series B Liberty Media Group Common Stock
                  3.3% of Series A Ventures Group Common Stock
                  27.9% of Series B Ventures Group Common Stock
                  8.2% of Class B Preferred Stock
---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
            14)   Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------------------------------------------
                  (1) Series B TCI Group Common Stock, Series B Liberty Media
           Group Common Stock and Series B Ventures Group Common Stock are
           convertible at any time on a one-for-one basis into Series A TCI
           Group Common Stock, Series A Liberty Media Group Common Stock and
           Series A Ventures Group Common Stock, respectively. SEE Item 5 below.
           The numbers of shares of Series A TCI Group Common Stock, Series A
           Liberty Media Group Common Stock and Series A Ventures Group Common
           Stock shown in rows 7 through 11 above assume that the shares of
           Series B TCI Group Common Stock, Series B Liberty Media Group Common
           Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI
           Group Common Stock, Series A Liberty Media Group Common Stock, and
           Series A Ventures Group Common Stock, respectively.
                  (2) SEE Item 5.
---------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The equity securities to which this Schedule 13D relates are as follows:


         1. Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");


         2. Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");


         3. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");


         4. Tele-Communications, Inc. Series B Liberty Media Group, par value $1.00 per share ("Series B Liberty Media Group Common Stock");


         5. Tele-Communications, Inc. Series A TCI Ventures Group, Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");


         6. Tele-Communications, Inc. Series B TCI Ventures Group, Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and


         7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

         The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is filed by Gary Magness. On January 5, 1998, Kim Magness and Gary Magness were appointed as co-personal representatives of the Estate of Bob Magness (the "Bob Magness Estate"), the late founder and former Chairman of the Board of the Company, which directly owns Company. Gary Magness also owns Company Securities individually.

         (b) The business address of Gary Magness is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

         (c) Gary Magness is the co-personal representative of the Bob Magness Estate with a principal address of Estate of Bob Magness, c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

         (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) The filing person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of funds used to consummate the transactions described in Item 4 below are as follows:

         (1) $74,384,596 was provided by cash that the Bob Magness Estate had on hand.

         (2) $123,579,980 was provided by the cash paid to the Bob Magness Estate pursuant to the Magness Call Agreement (as defined in Item 4 below).

         (3) $29,900,000 was borrowed by the Bob Magness Estate under a credit facility provided by Bankers Trust Company (the "Bank"). The maximum principal amount of the promissory note evidencing this debt is $80,000,000. The note is dated February 9, 1998. The promissory note contains several variables with regard to interest rates and payment terms. In all events, the unpaid principal balance, together with any unpaid accrued interest, must be paid on February 9, 1999, unless the note is extended with the Bank's consent as provided in the note. A total of $29,900,000 has been advanced under the note and bears an interest rate of .375% above the LIBOR rate in effect on the date of borrowing. The promissory note is secured by various stock holdings of the Bob Magness Estate. See Exhibit 99.3.

         (4) $48,000,000 was borrowed by the Betsy Magness Estate under a credit facility provided by the Bank. The proceeds of the loan were paid to the Bob Magness Estate in repayment of money the Betsy Magness Estate owed to the Bob Magness Estate. The maximum principal amount of the promissory note evidencing this debt is $50,000,000. The note is dated February 9, 1998. The promissory note contains several variables with regard to interest rates and payment terms. In all events, the unpaid principal balance, together with any unpaid accrued interest, must be paid on February 9, 1999, unless the note is extended with the Bank's consent as provided in the note. A total of $48,000,000 has been advanced under the note and bears an interest rate of .375% above the LIBOR rate in effect on the date of the borrowing, as calculated under the terms of the note. The promissory note is secured by various stock holdings of the Betsy Magness Estate. See Exhibit 99.4.


ITEM 4.  PURPOSE OF TRANSACTION

         On June 16, 1997, the Company exchanged (the "Exchange") 30,545,864 shares of Series A TCI Group Common Stock for the same number of shares of Series B TCI Group Common Stock owned by the Bob Magness Estate. Subsequent to the Exchange, the Bob Magness Estate sold (the "Sale") the shares of Series A TCI Group Common Stock received in the Exchange, together with approximately 1.5 million shares of Series A TCI Group Common Stock that the Bob Magness Estate previously owned (collectively, the "Option Shares"), to two investment banking firms (the "Investment Bankers") for approximately $530 million (the "Sale Price"). Subsequent to the Sale, the Company entered into an agreement with the Investment Bankers whereby the Company had the option, but not the obligation, to purchase the Option Shares at any time within two years (the "Option Period") from the date of the Sale. In connection with the Exchange and Sale, Dr. John Malone, the Company's Chairman and Chief Executive Officer ("Malone"), agreed to forgo the exercise of certain option rights and in consideration, the Company granted to Malone the right (the "Malone Right") to acquire, at any time and from time to time prior to June
30, 1999, up to 30,545,864 shares of Series B TCI Group Common Stock for either (or a combination of): (i) Series A TCI Group Common Stock on a one-for-one basis or (ii) cash based on the closing sales price of the Series
B TCI Group Common Stock on Nasdaq for a specified period prior to the acquisition of such shares by Malone. In addition, subsequent to the sale the Company gave holders of the Series A TCI Group Common Stock and Series B TCI Group Common Stock the right to exchange a portion of such shares for the then new Series A Ventures Group Common Stock or Series B Ventures Common
Stock (as the case may be) (the "Ventures Spin-Off").

         Proceedings relating to the probate of the Bob Magness Estate were commenced in the District Court for Arapahoe County, Colorado under the caption In re Estate of Bob Magness, Case No. 96 PR944 (the "Proceedings"). In connection with the Proceedings, one or more of Gary Magness and Kim Magness (the sons of Bob Magness), Sharon Magness (the surviving wife of Bob Magness) and the original personal representatives of the Bob Magness Estate advanced various claims, causes of action, demands, complaints and requests against one or more of the others. In addition, Kim Magness and Gary Magness, in a Complaint And Request To Void Sale of TCI Stock And For Damages And Surcharge, filed in the Proceedings on October 29, 1997, advanced various claims relating to the Exchange and Sale against the Company, Malone and the original personal representatives of the Magness Estate.

         On January 5, 1998, the Company announced that a settlement (the "Magness Settlement") had been reached in the Proceedings brought against it and other parties in connection with the administration of the Bob Magness Estate. In connection with the Magness Settlement, portions of the Exchange and Sale were rescinded and unwound such that 10,201,041 shares of Series A TCI Group Common Stock and 11,666,506 shares (which includes shares issued pursuant to a stock dividend referred to in footnote 1 to Item 5(a) below) (the "Stock Dividend") of Series A Ventures Group Common Stock were returned to the Company as authorized but unissued shares. The Company then issued to the Bob Magness Estate 10,017,145 shares of Series B TCI Group Common Stock and 12,034,298 shares of Series B Ventures Group Common Stock (including shares issued pursuant to the Stock Dividend and fully reflecting the Ventures Spin-Off). The Bob Magness Estate was permitted to participate in the Ventures Spin-Off as if it had held such shares of Series B TCI Group Common Stock at the time of the Ventures Spin-Off and such participation is reflected in the number of shares of Series B TCI Group Common Stock and Series B Ventures Group Common Stock owned by the Bob Magness Estate. The Bob Magness Estate returned to the Company (which returned to the Investment Bankers) approximately $264 million to rescind and unwind portions of the Exchange and Sale. In addition, in connection with the Magness Settlement, the Betsy Magness Estate received the right to exchange its 1,339,415 shares of Series A TCI Group Common Stock and 1,531,834 shares of Series A Ventures Group Common Stock for an equal number of Series B TCI Group Common Stock and Series B Ventures Group Common Stock, respectively. Finally, on January 6, 1998, the Bob Magness Estate received 154,200 shares of Series B TCI Group Common Stock as part of a settlement of litigation between shareholders of Liberty Media Corp. ("Liberty Media") and the Company arising in connection with the merger of Liberty Media with the Company. Bob Magness had been a shareholder of Liberty Media prior to such merger. In addition, Kim Magness and Gary Magness were named as co-personal representatives of the Bob Magness Estate.

         On February 9, 1998, in connection with the Magness Settlement, the Company entered into a call agreement (the "Malone Call Agreement") with Malone and Malone's wife (together with Malone, the "Malones"), under which the Malones granted to the Company the right to acquire the Malones' high-voting shares, currently consisting of an aggregate of approximately 60 million shares (which includes shares issued pursuant to the Stock Dividend) of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock (collectively, the "Series B Shares"), upon Malone's death or upon a contemplated sale of the Series B Shares (other than a minimal amount) to third persons. In either such event, the Company has the right to acquire the shares at a maximum price equal to the then relevant market price of shares of "low-voting" Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock (the "Series A Stock") plus a ten percent premium. The Malones also agreed that if the Company were ever to be sold to another entity, then the maximum premium that the Malones would receive on their Series B Shares would be no greater than a ten percent premium over the price paid for the relevant shares of Series A Stock. The Company paid approximately $150 million to the Malones for agreeing to the terms of the Malone Call Agreement.

         Also on February 9, 1998, in connection with the Magness Settlement, the Betsy Magness Estate and the Bob Magness Estate, Kim Magness, Gary Magness and certain others (collectively, the "Magness Group") also entered into a call agreement with the Company (with substantially the same terms as the one entered into by the Malones, including a call on the shares owned by the Magness Group upon Malone's death (the "Magness Call Agreement")), on the Magness Group's aggregate of approximately 49 million Series B Shares (which includes shares issued pursuant to the Stock Dividend). The Magness Group was paid $123,579,980 by the Company for entering into the Magness Call Agreement. Additionally, on February 9, 1998, the Magness Group entered into a Stockholders' Agreement (the "Stockholders' Agreement") with the Malones and the Company under which (i) the Magness Group and the Malones agree to consult with each other in connection with matters to be brought to the vote of the Company's shareholders, subject to the proviso that if they cannot mutually agree on how to vote the shares, Malone has an irrevocable proxy to vote the Series B Shares owned by the Magness Group,
(ii) the Magness Group may designate a nominee for the Board and Malone has agreed to vote his Series B Shares for such nominee and (iii) certain "tag along rights" have been created in favor of the Magness Group with respect to any sale by the Malones of Series B Shares and certain "drag along rights" have been created in favor of the Malones with respect to the sale of all or substantially all of the Series B Shares beneficially owned by Malone or of the business or assets of the Company pursuant to which the Magness Group will consent to such sale and, if the sale is of the Series B Shares, the Magness Group must either convert their Series B Shares to the respective Series A Shares of the Company or sell their Series B Shares pursuant to the terms of such sale. In addition, the Malone Right granted by the Company to Malone to acquire 30,545,864 shares of Series B TCI Group Common Stock has been reduced to an option to acquire 14,511,570 shares of Series B TCI Group Common Stock. Pursuant to the terms of the Stockholders' Agreement, the Magness Group has the right to participate in the reduced Malone Right on a proportionate basis with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right.

         The filing person has no present plan or proposal that relates to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is no present plan or proposal to dispose of the Company Securities, the personal representatives intend to sell or otherwise dispose of the Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the Bob Magness Estate, including the Bob Magness Estate tax liabilities, (ii) as may be required of the personal representatives in fulfillment of their fiduciary duties to the Bob Magness Estate, and (iii) as may be required to effect the distribution of the assets of the Bob Magness Estate to the beneficiaries of the Bob Magness Estate;

         (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing persons are as follows:

                                                  AMOUNT AND NATURE OF            PERCENT OF           TOTAL
                                                  BENEFICIAL OWNERSHIP          CLASS POWER(1)    VOTING POWER(1)
       TITLE OF CLASS
                                                                                                       16.5%

       Series A TCI Group Common Stock            14,799,763(2)(3)(4)(5)(6)         3.1%

       Series B TCI Group Common Stock            14,782,440(2)(3)(4)(5)(6)        30.7%

       Series A Liberty Media Group Common Stock  18,476,504(2)(3)(4)(5)(6)         5.7%

       Series B Liberty Media Group Common Stock  11,735,890(2)(3)(4)(6)           37.0%

       Series A Ventures Group Common Stock       12,594,473(2)(3)(4)(5)            3.3%

       Series B Ventures Group Common Stock       12,351,845(2)(3)(4)(5)           27.9%

       Class B Preferred Stock                         127,098(4)                   8.2%

(1) Based on 458,473,123 shares of Tele-Communications, Inc. Series A TCI Group Common Stock, 48,230,923 shares of Series B TCI Group Common Stock, 313,225,982 shares of Series A Liberty Media Group Common Stock, 31,681,124 shares of Series B Liberty Media Group Common Stock, 365,719,524 shares of Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, 44,228,902 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 70,575 shares of TCI Group Preferred Stock, Series C, 105,862 shares of Liberty Media Group Preferred Stock, Series C, 6,567,344 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,567,894 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on December 31, 1997, in each case after elimination of shares then held by the Company and its majority owned subsidiaries. The aforementioned share numbers reflect a stock dividend announced by the Company in January 1998, and distributed effective February 6, 1998, in which the Company issued to the record holders at the close of business on January 30, 1998: (a) one share of Series A Liberty Media Group Common Stock for every two shares of Series A Liberty Media Group Common Stock held and one share of Series B Liberty Media Group Common Stock for every two shares of Series B Liberty Media Group Common Stock held; and (b) one share of Series A Ventures Group Common Stock for every share of Series A Ventures Group Common Stock held and one share of Series B Ventures Group Common Stock for every share of Series B Ventures Group Common Stock held. As a result of the transactions described in Item 4 hereof, the following adjustments to the December 31, 1997 outstanding share numbers were made: (i) a reduction of 10,201,040 shares in the outstanding number of Series A TCI Group Common Stock, (ii) an increase of 10,017,145 shares in the outstanding number of Series B TCI Group Common Stock, (iii) a reduction of 11,666,508 shares in the outstanding number of Series A Ventures Group Common Stock, (iv) an increase of 12,034,298 shares in the outstanding number of Series B Ventures Group Common Stock.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group

         Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

         In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, Gary Magness may be deemed to currently beneficially own voting equity securities representing approximately 16.5% of the voting power with respect to a general election of directors of the Company.

(3) Pursuant to a letter agreement dated June 17, 1988 (the "1988 Agreement"), the late Bob Magness and Kearns-Tribune Corporation, a newspaper publishing concern ("Kearns"), each granted Malone certain rights with respect to the then Class B Common Stock of TCI owned by them. Malone agreed with the Company to forego the exercise of such rights in connection with the June 16, 1997 sale described in Item 4 above whereby the Bob Magness Estate exchanged with the Company 30,545,864 shares of Series B TCI Group Common Stock for an equal number of shares of Series A TCI Group Common Stock (the "Exchange"). In consideration thereof, the Company granted Malone the right to acquire, at any time and from time to time prior to June 30, 1999 (the "Malone Right"), up to 30,545,864 shares of Series B TCI Group Common Stock for either (or a combination of): (i) Series A TCI Group Common Stock on a one-for-one basis or (ii) cash based on the closing sale price of the Series B TCI Group Common Stock on Nasdaq for a specified period prior to the acquisition of such shares by Malone. Effective February 9, 1998, however, a portion of the Malone Right has been rescinded and unwound leaving 14,511,570 shares of Series B TCI Group Common Stock subject to the Malone Right. The Stockholders' Agreement gives the Magness Group and Malone the right to exercise the Malone Right on a proportionate basis as to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. Of this Malone Right, the Bob Magness Estate has a proportionate right to purchase 4,035,271 shares, the Betsy Magness Estate has a proportionate right to purchase 1,309,338 shares, Malone has a proportionate right to purchase 6,809,537 shares, Kim Magness has a proportionate right to purchase 5,460,148 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate, 1,309,338 shares as personal representative of the Betsy Magness Estate and 115,539 shares individually), and Gary Magness has a proportionate right to purchase 4,171,825 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate and 136,554 shares individually). If the Magness Group or any member thereof declines to participate in the Malone Right, Malone may acquire all such shares.

         In connection with the foregoing, on February 9, 1998, Malone and his spouse (the "Malone Group") and the Magness Group entered into the Stockholders' Agreement (as described in Item 4 above) pursuant to which the parties agreed, among other things, to consult with each other on any matter coming to a vote of the Company's stockholders provided, however, that in the event of a disagreement, the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock held by the Malone Group and the Magness Group will be voted in the manner directed by Malone pursuant to an irrevocable proxy given by the Magness Group. See Item 4 above for more information on the Stockholders' Agreement.

         In addition, shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock held by Kim Magness, Gary Magness, the Bob Magness Estate and the Betsy Magness Estate are subject to the terms of the Magness Call Agreement. SEE Item 4.

(4) Effective January 5, 1998, Kim Magness and Gary Magness were appointed co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' and Gary Magness' share information
         (i) 14,206,616 shares of Series A TCI Group Common Stock, (ii) 14,206,616 shares of Series B TCI Group Common Stock (which number includes 4,035,271 shares of Series B TCI Group Common Stock representing the Bob Magness Estate's proportional share of the Malone Right), (iii) 18,037,921 shares of Series A Liberty Media Group Common Stock, (iv) 11,454,693 shares of Series B Liberty Media Group Common Stock, (v) 12,034,298 shares of Series A Ventures Group Common Stock,
         (vi) 12,034,298 shares of Series B Ventures Group Common Stock, and
         (vii) 125,000 shares of Class B Preferred Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(5) Includes, as applicable, 8,313 shares of Series A TCI Group Common Stock, 102 shares of Series B TCI Group Common Stock, 6,300 shares of Series A Liberty Media Group Common Stock, 17,402 shares of Series A Ventures Group Common Stock, and 5,796 shares of Series B Ventures Group Common Stock beneficially owned by Mr. Magness' spouse, as to which Mr. Magness disclaims any beneficial ownership thereof. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(6) Includes, as applicable, 3,850 shares of Series A TCI Group Common Stock, 1,100 shares of Series B TCI Group Common Stock, 920 shares of Series A Liberty Media Group Common Stock and 500 shares of Series B Liberty Media Group Common Stock beneficially owned by Mr. Magness' daughter, as to which Mr. Magness holds such shares as custodian and disclaims any beneficial ownership thereof. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

         (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-personal representative of the Bob Magness Estate) to vote or dispose of the shares:


                                       Class of Security                         Sole Power        Shared Power
                                       -----------------                         ----------        ------------
                    Series A TCI Group Common Stock                               593,147           14,206,616
                    Series B TCI Group Common Stock                               575,824           14,206,616
                    Series A Liberty Media Group Common Stock                     438,583           18,037,921
                    Series B Liberty Media Group Common Stock                     281,197           11,454,693
                    Series A Ventures Group Common Stock                          560,175           12,034,298
                    Series B Ventures Group Common Stock                          317,547           12,034,298
                    Class B Preferred Stock                                         2,098              125,000

         (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in
                  Item 5(a) above.

         (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Company, the Malone Group and the Magness Group are parties to the Stockholders' Agreement and the Company and the Magness Group are parties to the Magness Call Agreement, both as described in Item 4 above.

         The Stockholders' Agreement and the Magness Call Agreement are attached to this Statement as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT DESCRIPTION

99.1. Stockholders' Agreement dated as of February 9, 1998, among the Company, the Malone Group and the Magness Group

99.2. Call Agreement dated as of February 9, 1998, between the Company and the Magness Group

99.3. Secured Promissory Note in the principal sum of $80,000,000 payable by the Estate of Bob J. Magness to Bankers Trust Company

99.4. Borrower Security and Pledge Agreement made by the Estate of Bob Magness to Bankers Trust Company

99.5. Restated Secured Promissory Note in the principal sum of $50,000,000 payable by the Estate of Betsy Ruth Magness to Bankers Trust Company

99.6. Restated Borrower Security and Pledge Agreement made by the Estate of Betsy Ruth Magness to Bankers Trust Company

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998



 /s/ Gary Magness
-------------------------
Gary Magness

                                INDEX OF EXHIBITS


         EXHIBIT DESCRIPTION

99.1 Stockholders' Agreement dated as of February 9, 1998, among the Company, the Malone Group and the Magness Group

99.2 Call Agreement dated as of February 9, 1998, between the Company and the Magness Group

99.3 Secured Promissory Note in the principal sum of $80,000,000 payable by the Estate of Bob J. Magness to Bankers Trust Company

99.4 Borrower Security and Pledge Agreement made by the Estate of Bob Magness to Bankers Trust Company

99.5 Restated Secured Promissory Note in the principal sum of $50,000,000 payable by the Estate of Betsy Ruth Magness to Bankers Trust Company

99.6 Restated Borrower Security and Pledge Agreement made by the Estate of Betsy Ruth Magness to Bankers Trust Company

                                      A-1